Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST CONFIRMS 2006 DISTRIBUTION TAXABILITY

Calgary, February 21, 2007 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ( Harvest ) today announces that all 2006 distributions paid to Harvest unitholders and former Viking unitholders are 100% taxable, 0% return of capital.

Historical distribution and taxability information for both Harvest and Viking is available on Harvest s website at www.harvestenergy.ca, as well as tax information specifically for former Viking unitholders. All unitholders are encouraged to seek independent legal or tax advice as it relates to distributions from Harvest.

Harvest Unitholders
Canadian unitholders - 100% taxable as other income
U.S. resident unitholders - 100% taxable as qualified dividends (see below)

Registered unitholders holding their unit certificate directly will receive their tax slips from Valiant Trust Company ("Valiant"), while unitholders whose units are held through a broker or other intermediary will receive their tax slips directly from their broker or intermediary.

Former Viking Unitholders - January 2006 distribution paid in February 2006
Canadian unitholders - 100% taxable as other income
U.S. resident unitholders -  100% taxable as qualified dividends (see below)

Registered unitholders who held their Viking unit certificate directly will receive their tax slips directly from Viking s transfer agent, Computershare Trust Company ( Computershare ) while unitholders whose units were held through a broker or other intermediary will receive their tax slips directly from their broker or intermediary.

Harvest is of the view that it is more likely than not that its 2006 distributions and the January 2006 distribution paid to former Viking unitholders on February 15, 2006 are "qualified dividends" for U.S. tax purposes and are eligible for the reduced tax rate applicable to long-term capital gains (where the holder meets certain criteria).

Harvest is one of Canada's largest energy trusts with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with an average economic life of approximately 16 years, and current production from our oil and gas business of 65,000 boe per day weighted approximately 70% to crude oil and liquids and 30% to natural gas. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Manager, Investor Relations

Corporate Head Office:

HARVEST ENERGY TRUST
PRESS RELEASE	Page 2 of 2	February 21, 2007

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca